Exhibit 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We make reference to the Amendment No.1 to the Registration Statements on Forms F-9 of Barrick Gold Corporation (Barrick) and S-4 of Barrick North America Finance LLC (BNAF) to be filed with the United States Securities and Exchange Commission on August 3, 2011. We hereby consent to the incorporation by reference therein of our report dated March 9, 2011 on the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, prepared in accordance with Canadian generally accepted accounting principles. We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Perth, Australia

August 3, 2011